April 4, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Mr. Larry Spirgel
Mr. Carlos Pacho
Mr. Robert Shapiro

Re:                         Oplink Communications, Inc.
Form 10-K for the Year Ended July 1, 2012
Filed September 14, 2012
File No. 000-31581

Dear Messrs. Spirgel, Pacho and Shapiro:

This letter responds to your letter dated March 21, 2013 setting forth comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our Form 10-K for the year ended July 1, 2012.  For the Staff’s convenience, we have recited your comments in bold type and have followed each comment with our response.

Form 10-K for the year ended July 1, 2012

1.	General

Please tell us the nature of your operations in China it terms of manufacturing, research and development, administration, and sales and marketing. Also, please tell us if both manufacturing and sales activities are conducted from your operations in China. If so, please describe the nature of the sales activities in locations in China.

We respectfully advise the Staff as follows with respect to our China operations, which we conduct from three locations in China:

•
Zhuhai.  Our largest China facility is located in the Zhuhai Free Trade Zone.  We own facilities in Zhuhai totaling approximately 787,000 square feet.  The activities conducted at our these facilities consist of (1) manufacturing (this is our primary manufacturing facility for all of our global product sales), (2) research and development, (3) sales (for China customers only), and (4) administration, including finance, accounting, human resources, and legal in each case with respect to our China business and operations only.  Our facilities in Zhuhai also include dormitories to provide living quarters for the company's employees.

•
Shanghai.  Our office in Shanghai is a 46,000 square foot facility that houses manufacturing and research and development activities for a subset of our products, as well as a small sales and administration function to support those activities.

•	Wuhan. We operate a 41,000 square foot research and development facility in Wuhan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Benefit (Provision) for Income Taxes, pages 42 and 43

We note you have recorded an $8.1 million income tax provision related to the implementation of an international tax structure in the fourth quarter of 2012. Please tell us the nature of the international tax structure relative to your business operations including the geographic areas and the impact on your financial results.

We respectfully advise Staff that the primary purpose of the restructuring was to consolidate the ownership of various intellectual property assets that had previously been held in the United States and China into a single international jurisdiction.  As part of the restructuring, the ownership of most of the intellectual property held by the Company and its subsidiaries was transferred to a Chinese Business Trust ("CBT").  This ownership transfer triggered a non-recurring gain. The restructuring also involved a realignment of the Company’s and its subsidiaries’ sales and distribution functions.  Sales activities for non-U.S. customers are now largely performed outside of the U.S., which enables the sales team to have more face-time with its customers and increases the efficiency of the global sales function.  Distribution of products to non-U.S. customers is also performed outside the U.S.  The Company retains the treasury and administrative functions within the U.S.   To the extent that any of these activities are related to non-U.S. sales, the cost associated with the activities will be charged out to the foreign entities.

We recorded the $8.1 million income tax provision due to the transfer of a U.S. contingent liability to the CBT, which has a lower tax rate.  There was a U.S. deferred tax asset associated with the contingent liability, and the tax effect of the deferred tax asset was reduced from the U.S. federal statutory rate of 35%, to the lower foreign rate.

The Company anticipates that foreign pretax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, the Company’s effective income tax rate is expected to be lower than the U.S. federal statutory rate.

Financial Statements and Supplementary Data

3.	Statement of Operations, page 54

Please disclose the settlement of the patent infringement litigation of $3.3 million as a separate component of operating expenses in accordance with Accounting Standards Codification (ASC) 225-20-45-16 for a material event that occurs infrequently, but is not unusual in nature.

We will disclose the settlement expense as a separate component of operating expenses in future filings.  We respectfully advise the Staff that we do not believe that an amendment to our Form 10-K for the year ended July 1, 2012 is warranted.  The amount of the settlement was clearly disclosed in the Form 10-K and showing the expense alone or combined with other expenses does not affect operating results.  The settlement amount was prominently disclosed in “Item 6. Selected Financial Data,” by a note on the face of the statement of operations data indicating the amount.  The amount was also disclosed in the General and Administrative expense discussion in Management's Discussion and Anlaysis of Financial Condition and Result of Operations on page 41 of the report, and a fuller discussion of the expense was included in Note 14 of the Notes to Consolidated Financial Statements on page 81 of the report.

4.	Note 11, Balance Sheet Components, Other assets, page 76

Please explain the nature of the deferred income tax charge (asset) of $7.8 million presented as a component of ‘Other assets’ on the Balance Sheet at July 1, 2012 and the offsetting credit to record this asset. Also, please tell us why this asset is not reflected as a component of deferred tax assets at July 1, 2012.

We respectfully advise the Staff that the deferred income tax charge consists primarily of the income tax effects of non-recurring items of gain recognized in the U.S. related to the international restructuring of our corporate organization, including the transfer of certain intellectual property overseas. The deferred income tax charge consists of the use of tax attributes (including net operating loss and tax credit carryovers) that result from intra-entity transfers and that are deferred for financial reporting purposes under Accounting Standards Codification (“ASC”) 740-10-25-3(e)  and ASC 810-10-45-8 (formerly ARB 51).  Under ASC 810-10-45-8, the related tax effect is deferred as a prepaid tax item and amortized over the useful life of the asset.  The $7.8 million represented the long term portion of such prepaid tax expense as of July 1, 2012.

5.	Note 12, Income Taxes, pages 77 - 79

Please tell us the nature of the 100% impact of ‘Foreign rate differences’ in the rate reconciliation for federal income tax rates for 2012. Further, we note that you have recorded a valuation allowance of $18 million at both July 1, 2012 and July 3, 2011. Please explain which jurisdiction (China, United States, Europe, etc.) the valuation allowance relates to at the balance sheet dates.

As we stated in the response to question 2 above, due to the company’s restructuring in fiscal 2012, a portion of a U.S. contingent liability was assumed by CBT, which has a lower tax rate.  There was a U.S. deferred tax asset associated with the contingent liability. The tax effect of the deferred tax asset was reduced from the U.S. Federal statutory rate of 35%, to the lower foreign rate, resulting in the $8.1 million income tax provision . This non-recurring item accounts for the majority of the impact of the ‘foreign rate differences’ in the rate reconciliation for federal income tax rate for fiscal 2012.

The 100% impact of foreign rate differences also includes differences between the actual income tax expense on income of non-U.S. tax jurisdictions computed at the tax rates applicable in those jurisdictions compared to the income tax expense that would be recognized if that income were taxed at the U.S. statutory tax rate of 35%.

Finally, the 100% rate impact includes the difference between the U.S. and foreign statutory tax rates on the non-recurring gain recognized in the U.S. related to the transfer of certain intellectual property overseas.  The gain is taxed at a 35% statutory US tax rate, the tax basis of the asset is in a jurisdiction with a zero tax rate.

The $18 million valuation allowance was related to deferred tax assets in the following jurisdictions:

(In million)
Jurisdiction	As of July 1, 2012	As of July 3, 2011
U.S. Federal	$5.2	$5.2
California	6.5	3.6
Taiwan	6.8	9.9
Total	$18.5	$18.7

6.	Note 12, Income Taxes, page 79

Please tell us why the provision for uncertain tax positions increased in both 2011 and 2012 by $5 million.

We respectfully advise Staff that the $5.8 million increase in uncertain tax positions in fiscal 2012 was in fact related to the current year restructuring activities.   The $5.8 million increase should have been described as “Increases related to tax positions taken during current year.”  In fiscal 2012, the company recognized intercompany gain from transfer of certain intangible property.  The current year increase was primarily related to the uncertainty in connection with the transfer pricing for the value of several intellectual properties.  In fiscal 2011, the increase in uncertain tax benefit liability was related to uncertainty in connection with our inter-company pricing on cross-border transactions.

7.	Note 15, Segment, page 82

We note that you have determined there is one operating segment: fiber optic component and subsystem product sales. We also note that your sales are geographically dispersed between the United States, China, Europe, Japan, and Other. Please provide us the financial reporting package provided to your CODM for the allocation of resources and the assessment of your operational and financial performance.

We have provided to the Staff supplementally (via email to Mr. Shapiro) the financial reporting package provided to our CODM for the fourth quarter of fiscal 2012.

*           *           *

Oplink Communications, Inc. (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7233 or Stephen Welles, our General Counsel, at (510) 933-7289.

       Sincerely,

/s/Shirley Yin
Shirley Yin
Executive Vice President and Chief Financial Officer

cc:       Joseph Y. Liu, Chairman & CEO, Oplink Communications
Stephen M. Welles, VP & General Counsel, Oplink Communications
Oplink Communications Audit Committee